

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via E-mail</u>
Mark Hunter
Chief Executive Officer
Finishing Touches Home Goods Inc.
1 City Square
Leeds, England UK LS1 2ES

> **Re:** **Finishing Touches Home Goods Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed September 20, 2012**
> **File No. 333-172440**

Dear Mr. Hunter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your registration statement was initially declared effective June 10, 2011 with audited financial statements through October 31, 2010. Please advise as to whether any sales have been made after March 10, 2012 under this registration statement.

2. We note from your quarterly reports filed March 16, June 19 and September 12, 2012 that your principal executive officer, who is also the principal financial officer, determined that your disclosure controls and procedures were not effective. Please tell us why your disclosure controls and procedures were not effective. In your response, please include a discussion of the deficiencies that lead to this determination, whether any remediation efforts have been made, and your proposed timing for remediation. In addition, please provide us with your analysis as to why you believe the "impact of the limitations are not material." Finally, confirm that you will include disclosure to this effect in future filings as applicable.

Prospectus Summary

Our Company, page 1

3.   We note your statement that you intend to "explore additional business opportunities that are divergent from [y]our historical business focus." Please revise here and throughout to clarify your current business activities. For example, please revise to clarify the extent to which you are continuing your "historical business" and to describe any new business activities you are engaged in or expect to engage in. Please also revise to disclose the business purpose of Endeavour Principle Capital Limited.

4.   We note that since your registration statement was initially declared effective, it appears that you have sold 100% ownership of your wholly owned subsidiary, Finishing Touches Home Goods Inc. Given this, please tell us whether you are now a shell company as defined in Securities Act Rule 405. If you conclude that you are now a shell company, please include risk factor disclosure that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter. Such disclosure should include any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                   Sincerely,

                                   /s/ Maryse Mills-Apenteng

                                   Maryse Mills-Apenteng
                                   Special Counsel

cc: <u>Via E-mail</u>
        Harvey Kesner
        Sichenzia Ross Friedman Ference LLP